UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company"), pursuant to CVM Resolution No. 44 and Article 157, paragraph 4, of Brazilian Law No. 6,404/76, and further to the Material Facts disclosed on February 23, 2026, March 5, 2026 and April 27, 2026, hereby informs its shareholders and the market in general of the pricing of the secondary public offering of common shares issued by Compass Gás e Energia S.A. ("Compass" and "Shares", respectively) and held by the Company and the other selling shareholders indicated in the Final Brazilian Prospectus ("Offering").

In this context, Cosan's Board of Directors approved, on this date, the sale, within the scope of the Offering, of 76,785,715 Shares held by it, at a price per Share of BRL 28.00, set after the conclusion of the Bookbuilding Procedure, resulting in a total amount of BRL 2,150,000,020.00 for the Company. The Offering totalized 100,892,857 Shares sold by Cosan and other selling shareholders, representing a total amount of BRL 2,824,999,996.00.

In addition, Cosan granted to the stabilizing agent an option for a over-allotment lot of up to 13,392,857 Shares held by Cosan, equivalent to up to 15% of the total Shares of the base Offering, under the same conditions and at the same Price per Share, intended exclusively for the activity of stabilizing the price of the Shares within the scope of the Offering ("Over-Allotment Shares”). If the Over-Allotment Shares are fully placed, the total amount of the Offering may reach up to BRL 3,199,999,992.00, with Cosan having received BRL 2,525,000,016.00.

As a result of the Offering, Cosan's direct and indirect ownership in Compass' capital stock, currently equivalent to 88%, will be 77.25%, and may be reduced to 75.37% in case of full placement of the Over-Allotment Shares, with Cosan, together with Cosan Dez Participações S.A., remaining as Compass' controlling shareholder.

Cosan will keep its shareholders and the market in general duly informed about the progress of the Offering, in accordance with the applicable regulations.

This Material Fact is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities in Brazil, the United States or any other jurisdiction. The Offering and the securities described in this material fact have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any other U.S. federal or state securities law, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The Offering and the Shares will not be registered with any securities regulatory authority, except in Brazil with the CVM and ANBIMA. This Material Fact shall not, under any circumstances, be considered and/or construed as, nor constitute, an investment recommendation or offer to sell, solicitation or offer to buy any securities issued by the Company or Compass.

São Paulo, May 7, 2026

Rafael Bergman

Chief Financial and Investor Relations Officer

JUR_SP - 57764736v6 - 599057.56897

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 7, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer